SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F T      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the payment notice related to the Company’s 7.50% Fourth Series, Class VIII Senior Notes due 2014, issued in a principal amount of US$ 60,000,000.

The Company informs that on March 7, 2012, will start the payment of the first installment of interests related to the 7.50% Fourth Series, Class VIII Senior Notes due 2014, issued on September 7, 2011.

Payment Agent:	The Bank of New York Mellon (Luxemburg S.A.)
Date of effective payment:	March 7, 2012.
Number of service to be paid:	First installment of interests
Period comprised by the payment:	September 7, 2011/ March 7, 2012
Concept of payment:	Interests (100%)
Payment Currency:	The payment will be made in U.S. Dollars.
Outstanding Capital:	US$ 60,000,000
Annual Nominal Interest:	7.50%
Interest being paid:	US$ 2,250,000.00
Payment Agent in Argentina	Banco Santander Río S.A.
Payment Address:	Bartolomé Mitre 480, Buenos Aires, Argentina

Interests will be paid through to those noteholders at whose name the Notes were registered on February 23, 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: March 6, 2012.